Filed Pursuant to Rule 425

Filing Person: Gramercy Capital Corp.

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: American Financial Realty Trust

Commission File Number: 1-31678

FINAL TRANSCRIPT

Conference Call Transcript

GKK - Gramercy Capital Corp. to Acquire American Financial Conference Call

Event Date/Time: Nov. 05. 2007 / 10:00AM ET

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CORPORATE PARTICIPANTS

Marc Holliday

Gramercy Capital Corp - CEO & President

Lewis Ranieri

American Financial - Chairman

Greg Hughes

Gramercy Capital Corp - Chief Credit Officer

Bob Foley

Gramercy Capital Corp - CFO

CONFERENCE CALL PARTICIPANTS

Chris Haley

Wachovia - Analyst

Jamie Feldman

UBS - Analyst

Laura Sloate

Neuberger Berman - Analyst

David Fick

Stifel Nicolaus - Analyst

Rich Shane

Jefferies & Co. - Analyst

Don Fandetti

Citigroup - Analyst

David Boardman

Wachovia - Analyst

Lou Taylor

Deutsche Bank - Analyst

Douglas Harter

Credit Suisse - Analyst

Ken Avalos

Raymond James - Analyst

Tao Ukosonia

UBS - Analyst

Dean Oskigee

Credit Suisse - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Gramercy Capital Corp to acquire American Financial Realty Trust conference call. My name is Carisa, and I will be your coordinator for today. (OPERATOR INSTRUCTIONS).

This conference call contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this presentation are forward-looking statements.

All forward-looking statements speak only as of the date of this presentation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Gramercy, American Financial, SL Green and the affiliates or industry results of the benefits of the proposed transaction to be materially different from any future results, performances, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to among others, approval of the transaction by the stockholders of Gramercy and American Financial; the satisfaction of closing positions to the transaction; difficulties encountered in integrating the Companies and the effects of general and local economic conditions; interest rates; capital market conditions; bankruptcies and defaults of borrowers or tenants and properties securing the Company’s investment and other factors which are beyond the Company’s control.

Additional information on factors which could impact the Companies and the forward-looking statements contained herein are included in each Company’s filings with the Securities and Exchange Commission. The Companies assume no obligation to update or supplement forward-looking statements that become untrue because of the subsequent events.

I would now like to turn the presentation over to your host for today’s conference, Mr. Marc Holliday. Please proceed, sir.

Marc Holliday - Gramercy Capital Corp - CEO & President

Thank you. Thank you all for joining me and the rest of the Gramercy management team and for allowing us to discuss with you this exciting transaction whereby Gramercy Capital Corp will be acquiring by merger American Financial Realty Trust.

With me today on the Gramercy management side of the equation, I am joined by Andrew Mathias, Greg Hughes, Bob Foley, Hugh Hall and Andy Levine, executive management team. David Nettina is here from American Financial, and he has joined us today, and the Chairman of each of our Companies — Steve Green on behalf of Gramercy, Lewis Ranieri on behalf of American Financial are all here today taking you through some of the salient points of this transaction, highlights, business rationale and strategic rationale from each of our perspectives and then obviously have some time towards the end to take questions and answers on what I think it is (inaudible) generally and particularly within this market.

I think (inaudible). This $3.4 billion transaction will transform Gramercy from a model line commercial real estate debt provider diversified real estate company with an enterprise value of approximately $7.2 billion. The merged businesses result in an investment portfolio containing $3.5 billion of loans and real estate securities — that is what we currently have — and a new and roughly equivalent amount of commercial real estate properties, comprising 27 million square feet located in 37 states.

In addition to this scaled portfolio, Gramercy will have an enormous opportunity to provide structured financial solutions to the financial services community. A very compelling part of the deal and something we will spend a little more time talking about as we roll through our conference.

In one bold stroke, Gramercy will become the leading landlord for financial institutions capable of leveraging our existing and new relationship in the arena of the Capital Markets and financial institutions, and we will be able to leverage those relationships into growth opportunities in retail bank branches and office properties servicing specifically this financial services sector. The combining of these two organizations will provide Gramercy and American Financial shareholders with an attractive and unique opportunity to invest in a company that generates an above-average dividend return, coupled with a value-added real estate platform able to generate asset appreciation, capital gains and most importantly, growth in NAV.

Here are some of the details of the transaction. I’m sure you have read the press release. It is pretty well spelled out there, but I will repeat it for now for those of you who have not studied it. Gramercy will be acquiring all of the outstanding stock of American Financial for merger consideration, $5.50 per share of cash and an exchange ratio of 0.12096 shares of Gramercy common stock for every one share of American Financial common stock.

As there are approximately 130.6 million shares of American Financial shares outstanding, Gramercy will be issuing approximately 15.8 million shares of its stock to American Financial shareholders based on the current outstandings.

The cash portion of the approximately $1.1 billion of American Financial equity will be financed with certain of the proceeds of committed financing that Gramercy has obtained in advance of this transaction with any shortfall if any funded by Gramercy in cash. The balance of the purchase price — that is the balance not paid in either Gramercy shares or through the proceeds of Gramercy cash committed financing — will be paid for with approximately $2.3 billion of assumed and new refinancing indebtedness.

By leaving most of American Financial’s underlying and corporate indebtedness in place, Gramercy creatively avoids substantial additional transaction costs associated with paying off and refinancing their existing debt, particularly at a time when we would least want to be doing such an exercise for obvious reasons.

The transaction will require the affirmative majority vote of Gramercy and American Financial with the expectation of a closing in March of 2008.

After substantial review in diligence of the American Financial portfolio, we have developed a business plan that allocates all of the assets into one of three categories — core properties, value-add properties and held for sale properties. It is something that probably sounds simple as I am saying the words now, but trust me, after weeks and weeks and months really of intensive diligence, it actually took us a fairly long time to be able to sort through the companies over 1300 properties that they currently own and try to come to our own conclusions as the best way to allocate these properties into one of the three categories that I have just mentioned — core, value-added and held for sale.

Let me give you our perspective on those buckets because I think it is important for understanding the business strategy.

Core properties represent the vast majority of the value of the portfolio, accounting for over 80% of the total transaction value and 898 of the 1305 properties, of which 1158 properties are intended to be acquired. So almost 900 out of the 1158 properties we intend to acquire will be in this core portfolio representing 80% or more of the aggregate value of what we’re buying. The core properties can be further separated into 632 retail bank branches and 266 core office and ops facilities. These core properties are approximately 97% leased to credit tenants pursuant to long-term credit leases with only 25% turnover through 2016.

The core portfolio will be efficiently financed and held on Gramercy’s balance sheet to form the foundation or bedrock of our real estate portfolio, which will now have stable and recurring cash flows and generating increasing returns on lease turnovers, buyouts and early renewals where possible. The value-add portfolio, on the other hand, represents 260 properties that we have identified as transitional opportunities to either redevelop, repossession, retenant, adaptive reuse, change of zoning and otherwise, and this — all these activities would ultimately lead to a recapitalization of the portfolio segments of the portfolio or individual assets through sale and refinancings.

So again, segment two of value-add portfolio where we see the ability to look at these assets as a pure real estate exercise that may or may not stay within the domain of financial services, institutional type tenants. While the value-added portfolio only represents approximately 10% of the total transaction value, we expect to achieve sizable capital gains to essentially buy down further the basis in the core portfolio and, therefore, increase our retained yields on the core portfolio. We do not expect to generate these gains by immediately flipping properties. A), the market is not conducive to that, and B), we don’t think the portfolio we have identified is conducive to that. Rather these are the kinds of assets that will need active asset management and sort of creative oversight that we’re going to try to bring to bear in order to track as much value as possible out of these management-intensive and diverse portfolio of assets.

The third classification of properties is held for sale. A portfolio consisting of 147 properties slated for sale during the contract period or shortly thereafter. The held for sale portfolio comprises only several hundred million dollars of assets on a gross asset basis. However, we anticipate working closely with the Company and its management during the contract period to try to effectuate these important sales.

Along these lines, we have several proprietary strategies that we have developed that we believe will facilitate these asset sales in order to obtain the maximum price available in today’s market. And here too excess profits generated through the sale of held for sale assets will also serve to further reduce the basis in the core portfolio and once again then increase the retained yield on that core portfolio.

After months and months of focus, I believe we have developed what we believe is a sensible and working business plan that will enable us to shed those properties deemed to have the lowest risk-adjusted returns, add substantial assets to other assets that can be harvested for capital gain, and hold a separate pool of assets at an attractive yield and basis such that those assets will generate high levels of recurring cash flow and long-term asset appreciation.

Now that I have described the transaction, I would like to identify several key benefits of the deal that we think offer the compelling parameters for us to have proceeded with it.

First, we are acquiring a growth platform in an asset category that has very attractive attributes — size, depth and credit. In one respect the current credit crunch will result in sizable amounts of deal flow as financial service companies seek to liquefy their balance sheets and increase Tier 1 capital. American Financial has confirmed our suspicions that there is a forming and sizable pipeline developing within this sector, and it is forming at prices that heretofore have not been seen and returns that have not been seen probably for the past 24 to 36 months or so.

That is a very exciting element of the deal for us, and I know, as I think Lewis will address later on, was a considerable consideration for the Company and how best to structure ourselves to be the beneficiary of this market dislocation with a platform that will be liquid and adept and ready to go after those types of opportunities.

And Gramercy, as you know for the Gramercy shareholders that listened into our last call, does have a significant cash capacity on our balance sheet right now in terms of ready cash and then lines of cash capacity, and that will enable us to convert these opportunities into earning assets.

Second, we acquiring a franchise that will dramatically increase our scale and enhance our diversity. Scale will open up more portals through which to access capital, thereby reducing Gramercy’s reliance on any one or two financing sources. The diversification offered by this transaction will also reduce dependence on any one source of revenues, thereby reducing Gramercy’s volatility and increasing predictability and opportunities for sizable capital gains.

Third, the two businesses are very synergistic. We will be able to manage the business more efficiently and would expect to achieve anywhere between $10 million to $15 million of G&A savings as a result of the merger, much of which will drop right to the bottom line. We will be able to finance it better because at its core Gramercy is built for this kind of financing exercise. American Financial was predominantly a real estate and net lease company. Obviously Gramercy in its current format is predominantly a financial and capital markets company that has access to better and more efficient and flexible financing for an asset class that is obviously very financing sensitive.

In addition, we will be able to operate it better due to Gramercy’s relationship with its external manager and its largest shareholder, SL Green Realty Corp, who will bring unparalleled asset management and value-added strategies to the table to extract value from properties being acquired and to staff an investment team to aggressively pursue and convert on all the market growth opportunities that I alluded to earlier. We expect to organize the management of the existing portfolio around an asset management platform where senior and experienced asset managers will be responsible for all aspects of developing, leasing and operating portfolio of properties on an incentive-driven model. Much of the local property operations and leasing responsibilities will be outsourced to strategic partners who may become investors in certain of the assets. The new investment deal flow will be handled separately by a very condensed but effective acquisitions team that will be focused on nothing but growth. And finally, the business strategy, the maintenance and creation of new key tenant relationships and the accessing of Capital Markets would become the domain of Gramercy’s existing senior management team.

Before turning the call over to Lewis Ranieri for a couple of remarks, I would just like to say a few more things now that I have given you a sense of the overview of the deal and our rationale for how we’re going to attack it and why we think it makes sense.

The bottom line is for all the reasons just enumerated, we think that this moment in the market where you come to a fork in the road and you can obviously come away with different opinions as to whether it is a market that will present opportunity, growth and the ability to make money in down markets or whether to continue to conserve cash capacity and limit new business out of concern for market conditions. We don’t have a crystal ball, and therefore, we think we have developed this strategy to take advantage of the market whichever way it may go.

And the way we have done that is by getting very efficient and committed equity and debt capital arranged and in place for this transaction so we view we’re taking very little execution risk in our ability to be able to consummate a transaction during the first quarter of 2008. I’m proud that we were able to do this while simultaneously negotiating for the merger of the two companies. It is something that is very difficult to achieve in this market, and I think it is a testimony to the management team, the platform and a confirmation of the business strategy and business plan that we have developed in order to bring that capital to bear on this transaction. We think it will make sense for Gramercy shareholders for those reasons, and therefore, we think it will make sense for AFR shareholders for those exact same reasons.

AFR’s shareholders will wind up owning approximately 31% of the stock in the reconstituted company. They will have a very substantial routing interest in our execution of the business plan I just enumerated, and one thing that either you know or we hope you will come to know is that this is a very dedicated management team whose sole focus is to create bottom-line earnings, top-line revenues and total return to shareholders. And that is why even in tough markets like today, Gramercy and SL Green still enjoy very solid relative multiples within their sectors, and we think that the creation of this new company, which is going to be a hybrid debt and equity company, that will benefit from the best of what both sectors have to offer is a very exciting business model to be a part of both from my perspective as a manager, an executive and a shareholder, and hopefully Gramercy and AFR shareholders will feel and embrace that model with the same level of enthusiasm that we did.

Very notable to comment on that same theme, we have just brought in a strategic partner in the form of Morgan Stanley Special Situations Fund 3. An affiliate of theirs made a very substantial commitment to this company, Gramercy, this platform last week when it committed to buy $100 million worth of stock in a privately placed block trade to Morgan Stanley at a purchase price of $26.25 per share net and that commitment to the platform having been made after substantial diligence was done on their behalf as was done by the AFR management board and deal team.

So we are excited to have come through two different levels of recent diligence and come out the other end in one case with a strategic institutional well-regarded shareholder who believes that this is the right moment in time to make such an investment in our platform. Unconditional on whether the Gramercy transaction with AFR closes or not, but obviously the intent by all parties is that we hope and expect this transaction will move forward. We are planning on it. We are working on transition.

Immediately following this call with Dave Nettina and his management team, and I would just like to state to everybody on the phone our enthusiasm for the deal, our belief in this business model and the confirmation by third parties who have taken a look and feel the same way. We are proud of that, and we look forward to completing this deal and welcoming AFR shareholders as new Gramercy shareholders in 2008.

With that, I would like to turn it over to Lewis Ranieri.

Lewis Ranieri - American Financial - Chairman

Thank you. I’m going to be brief in my statement, so that we can finish this and get to the Q&A. I’m sure a number of you have questions.

Over the past 14 months, we at AFR have undertaken and completed a major repositioning plan, bringing our Company back to its core bank relationship driven business model. During that period we have seen tremendous change both in the banking market, which has resulted in a great opportunity for us in the growth of our business, and that has done nothing but accelerate given the current volatility.

But it has also resulted as we have seen in what is going on in the credit market, and we have experienced that volatility, and it has proved challenging for us given our balance sheet and our need for capital and financing.

With those challenges in mind, the board elected to retain advisors and conduct a competitive process to evaluate all of our strategic alternatives.

In that very thorough process, Gramercy presented the best alternative for our shareholders. Solving the complex issues associated with this transaction and offering our shareholders the most compelling combination of cash and the legitimate upside by participation in stock, their stock, we obviously evaluated all of our alternatives, and one of them, being the Gramercy part of that, was the Gramercy stock and how much of it we got.

We believe blending our portfolio with a firm skilled in the capital markets and Gramercy’s lower cost of funds is the right strategy for our Company and our shareholders at this time. As the deal is structured, AFR shareholders, as Marc told you, will have approximately 31% in the larger company, which is better positioned to grow and take advantage of what we consider to be right now an extraordinary opportunity. Gramercy is in our view an outstanding real estate finance company with proven access to both debt and equity, and I think getting this deal done today given the background proves it.

Our view of Gramercy is further validated by Morgan Stanley Real Estate’s recent $100 million common equity investment in Gramercy. We believe the combination of our businesses is an excellent opportunity for our shareholders to maximize the realization of what we consider to be a very well positioned strategic business plan.

And Marc, why don’t we just — I will turn it back to you, and then we will answer questions.

Marc Holliday - Gramercy Capital Corp - CEO & President

Sure. Thank you. Because this is somewhat of a complicated transaction, I would like to have Greg Hughes run through the sources and uses of the transaction, how we see it more specifically laying out, and then I will have some winding up remarks, and we will open it up to questions. Greg?

Greg Hughes - Gramercy Capital Corp - Chief Credit Officer

Just very quickly, we are describing this as a $3.4 billion transaction. And if you walk through the components of what the uses are, we are, of course, buying in the 130.6 million shares of outstanding AFR stock. That carries a value of roughly $1.1 billion. The Company has in place roughly $1.6 billion of mortgage financing, including its pro rata share of the Citizens joint venture debt. The Company has outstanding roughly $150 million on its corporate credit facility, which we expect to be repaid in connection with this transaction. It also has outstanding $450 million of convertible notes, which for purposes of the way we modeled this transaction, we’re anticipating those notes to be repaid at this current time. And when you layer on the transaction costs, that rounds out to a total of $3.4 billion. When you look at how we’re going to pay for this transaction, Gramercy is going to be issuing 15.8 million shares as Marc described with a value of roughly $383 million. We have also arranged an $850 million bridge facility, a two-year facility with a one-year extension that is fully committed and available to close this transaction.

Then, as I mentioned, the Company has $1.6 billion of mortgage financing outstanding. We’re expecting to assume the lion’s share of that. There are one or two pieces of debt that we will likely look to refinance where the leverage relative to the value of the assets is very low and the coupon is not as attractive. The mortgages that we are thinking we’re going to end up with at the end of the day, roughly 1.2, $1.3 billion of debt, will carry an average interest rate of 5.8%, which we find to be very attractive. And then the balance of the transaction, depending upon how those refinancings are consummated, will need $450 to $600 million of cash, which we think will come from over $100 million of cash that we expect the Company to have on-hand; roughly in excess of $300 million of property sales that are currently held for sale, and the balance will be filled out with cash on hand from Gramercy, which currently has over $500 million of liquidity available to itself. And so that totals out to sources of $3.4 billion to pay for the transaction.

So with that, I would turn it back to Marc for some closing remarks.

Marc Holliday - Gramercy Capital Corp - CEO & President

Okay. Thank you. Hopefully that was useful. In terms of giving an overlay as to different aspects of this transaction, I would just want to end by saying a couple of things.

First, we have addressed Gramercy and AFR shareholders, but we also would like to address AFR’s customers and tenants. I just would like to acknowledge that we look forward to the opportunity to servicing American Financial’s existing portfolio. As you know, SL Green is a manager to Gramercy. It is a leading landlord in New York City to financial services tenants that make up probably in excess of 30% of its portfolio. We are skilled at it. In many respects we are already your landlord but only in Manhattan, and we look to leveraging our abilities and relationships to be able to service this tenant base and this customer base on a going forward basis.

Second, something I think is worthwhile to point out. Gramercy has shown an ability to leverage these relationships into two way flows of business, and we intend to introduce this brand of cross-selling to the American Financial platform and its customers and tenants aggressively. And by that, I mean it is the full gamut of buying loans from selling loans to co-originating, using capital sources for all sorts of various Capital Markets activities we do on the Gramercy side of the business, and to be able to cross-sell is something we have always found is a wonderful way to enhance those relationships where there is two-way flows of business, and that really does enhance these relationships. And we think this transaction will further afford us the ability to do that.

Lastly, I would just like to remind people that we have been a consistent leader in total return both at Gramercy and SL Green. We believe the duration of the core portfolio will give us the ability to continue to deliver our strong dividends that we will be paying out of Gramercy, as well as leading total returns well into the future.

And with that, I would like to end this portion of the call and open it up for any questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Chris Haley, Wachovia.

Chris Haley - Wachovia - Analyst

Congratulations. A question from SL Green’s perspective. Hello?

Marc Holliday - Gramercy Capital Corp - CEO & President

Chris, is that your phone? We broke up a little.

Chris Haley - Wachovia - Analyst

Sorry, I will come back in.

Operator

Jamie Feldman, UBS.

Jamie Feldman - UBS - Analyst

Can you just address the taxation to AFR’s shareholders? It sounds like it is your phone.

Unidentified Company Representative

Taxable transactions.

Jamie Feldman - UBS - Analyst

Okay, the whole thing.

Unidentified Company Representative

It is, yes. Given the cash component of this, it is a fully taxable transaction.

Jamie Feldman - UBS - Analyst

Okay. Is there a breakup fee?

Marc Holliday - Gramercy Capital Corp - CEO & President

Yes, there is deal protection, and that will be evidenced when the proxy is filed in approximately 30 days or so.

Jamie Feldman - UBS - Analyst

Okay. So nothing you’re putting out there today?

Marc Holliday - Gramercy Capital Corp - CEO & President

No.

Jamie Feldman - UBS - Analyst

Okay, and I just want to make sure I understood. It sounds like some of the SL Green property managers or some of the SL Green real estate people will be involved in working on AFR or not really?

Marc Holliday - Gramercy Capital Corp - CEO & President

Well, when you say will they be working on it, Gramercy is managed by SL Green. So I think almost definitionally SL Green is either going to hire additional new dedicated people to work exclusively on the American Financial assets, or we may choose to allocate certain of our existing professionals over to that platform. But, at the end of the day, it is certainly managed by Green, and therefore, all of it will be managed by Green in one way or the other. And that is really the energy that I was speaking about earlier.

I don’t know if you —

Lewis Ranieri - American Financial - Chairman

Yes. That is actually one of the things we saw in this transaction, making an ultimate decision. Since we think there are lots of real estate opportunities in the market now, but they are also within the AFR portfolio, real real estate opportunities is the SL Green real estate expertise, which was one of the defining issues for us.

Marc Holliday - Gramercy Capital Corp - CEO & President

By the way, just coming back to your question on breakup fee, I mentioned the proxy will be filed in four weeks or so. But also I believe the merger agreement will be 8-Ked in several days, at which point all the deal protection and other terms will be there for review.

Operator

Laura Sloate, Neuberger Berman.

Laura Sloate - Neuberger Berman - Analyst

I have two questions. My understanding was that the appraised NAV of American Financial was closer to 13 than to 8. Aren’t you significantly buying it under asset value? And so, therefore, it is a pretty raw deal for the AFR shareholders, number one?

And number two, aren’t you picking up the same issues of the convertible bond due in a year, year and a half of the Schwab under leasing and the Bank of America putback?

Marc Holliday - Gramercy Capital Corp - CEO & President

Let’s take them in pieces. I really heard the first question, which related to a question about value. I am going to ask you — after we respond to that, I will ask you to review that second question.

As it relates to the value, I will give you my answer, and then Lewis or David can chime in as well. I don’t know who’s value $13 worth of value is or when it was prepared or what the basis for that was. I pride ourselves in believing that we do know how to value real estate. We value that real estate in current market conditions given the capital markets, the state of the market, and we gave credit for that platform, frankly, that we think is a very good core platform.

We think the idea was pioneering in terms of sole focusing on the financial services industry, and we think we can make that better though synergies with SL Green and Gramercy as I have already said. But when we looked at this from our end, we certainly did not approach Joe’s level.

So obviously we are doing much different analysis and measurement than you are. But we certainly believe that the price consideration we are paying is very fair. It is a 30 some-odd percent premium to the street price on the day we close, which actually I think puts a rather bold statement on our part in our belief that we could execute this business plan and make that value. So we put a very sizable premium on the table, but we did so with a full belief that we can certainly earn a very reasonable rate of return for our shareholders both existing and those that will be continuing on the American Financial side.

Unidentified Company Representative

Let me speak to the topic you raised on NAV. My understanding, and I am not going to enter into a debate with the analysts, but I think if you took out the high and the low, the average, which is a stale number, it does not reflect what is going on in the last few months was closer to 11 than it was anything else. But, as you well know, NAV valuations are highly influenced by changes in the capital and real estate markets. So I would speculate that if you did an NAV today, it would be some other number. But the fact is when we looked at this transaction, we not only looked at NAV, we looked at all the other key metrics. And all of the opportunities that were presented to us, whether to go it alone, based on NAV or any of the other metrics or this merger, we made a decision that the best way to proceed for our shareholders was this merger.

Marc Holliday - Gramercy Capital Corp - CEO & President

Would you repeat the other parts of that question?

Laura Sloate - Neuberger Berman - Analyst

Yes, the same issues of the convertible puts and the convertible bonds, which I think are due in about 18 months, and the underleasing of the Schwab space, and the Bank of America ability to put back a significant part of their property.

Marc Holliday - Gramercy Capital Corp - CEO & President

Her question is, how are you going to deal with the legacy issues? So bonds go away — (multiple speakers)

Bob Foley - Gramercy Capital Corp - CFO

Very quickly I think I mentioned the sources and uses we are anticipating that the convertible notes will be repaid at closing. With the way that we have structured the sources available to finance the transaction, the Schwab lease, we think we’re going to be able to lease that space up and solve that remaining obligation of those leases. And the shedding rights with respect to the Bank of America, the lion’s shares of those have already transpired. There are some that are left. We have underwrote those in large part under the assumption that they will generally be vacated given the current market conditions in financial services.

Operator

David Fick, Stifel Nicolaus.

David Fick - Stifel Nicolaus - Analyst

Can you talk about the potential implications (technical difficulty)— internalizing management. You are going to have employees now anyhow. Something that might help put that process (technical difficulty)—

Marc Holliday - Gramercy Capital Corp - CEO & President

Well, when you say we are going to have employees, you should expect and we will be — we’re also reaching out via this call and we will be reaching out directly to the AFR employees. Just as Green did in the acquisition of Reckson, there will be a process. it is not a short process, but not a long process — by which we will go through and figure out exactly which of the core American Financial platform employees will fit best culturally and experience-wise into the way we intend to run these assets.

We also you should expect would be inserting into the mix of new people (technical difficulty)— some new leadership and just managing it in a different style. So we’re not looking at this as a turnkey acquisition, but we certainly respect that there is a lot of core talent there that will be very beneficial to us and expect to retain a number of those employees. But the reality is, and I think the reality is obvious, that there will also be changes made so we can manage this portfolio with our view, our vision and in certain or many cases our resources.

David Fick - Stifel Nicolaus - Analyst

Great. Second question, it looks like a great deal for Gramercy. Why didn’t AFR support out for a higher percentage of the compensation or the purchase price GKK shares as opposed to a 65% cash, 35% share transaction?

Lewis Ranieri - American Financial - Chairman

Well, the answer is obviously I would have taken as much shares as I could have gotten out of Marc. That was a major negotiation through this entire process. As you can imagine, we evaluated not simply their real estate skills but their stockprice. We think it is an attractively priced stock.

So the amount was a super highly negotiated, almost throwing things at each other, you know, conclusion. And I remind everybody that they’re getting cash — it is a public company. So they can ultimately wind up with as much of it as they want.

David Fick - Stifel Nicolaus - Analyst

As soon as we cover both companies, I’m going to ask one question. You did not really answer the question that was asked previously on the convertible bonds. Do you have a plan there, and what do you expect to be the resolution?

Marc Holliday - Gramercy Capital Corp - CEO & President

Look, if there were a way to keep them outstanding that would be attractive to Gramercy, it is certainly something that we would consider for we’re currently anticipating that they are going to be repaid. And we have lined up financing with an eye towards those being repaid upon closing.

Greg Hughes - Gramercy Capital Corp - Chief Credit Officer

Thank you, David. I think we have a queue still in the hopper here, so let’s move to the next question please, operator.

Operator

Chris Haley, Wachovia.

Chris Haley - Wachovia - Analyst

I’m interested in the value that has been 1000 of AFR is somewhere between — let’s just say for argument’s sake somewhere between $11 and $14 or, let’s say, 10 and $13. And the deal being done here at the best case of 15% discount, maybe 30% discount to the value of the business and the long-term credit nature of the leases, I’m interested in both sides’ perspectives about the pricing of this. Is the discount being paid relative to third-party estimates a function of what is going on in the current marketplace and a timing of the sale by AFR? Or is there really some — are you really seeing transactions like this with good credit trading at such yields?

Lewis Ranieri - American Financial - Chairman

Well, this is Lewis, so Marc can answer for himself. But from the AFR point of view, and you know I wish everybody agreed with these NAVs because because I would have hoped the stock price would trade closer to the liquidation value, okay, so let me make that observation first. I mean we have — I told you those sort of consensus estimate that I’m aware of is not as high as yours.

But regardless of that, we as an operating company have to look at our ability to operate on a go it alone basis. We did not expect Hal to die, God rest his soul. We find ourselves in a position of having to anoint a new CEO, which we had embarked on a extensive search to do. Bring that person in whether from inside or outside, put him in place, get all of you to agree he knows what he is doing and that the second phase of our repositioning plan, which we are were about to announce this month, made sense. And we had to execute that second phase, which would take some time against a backdrop where we have a need for capital to continue to run the business and grow it in this environment where both equity and debt is not easy to come from.

So we had to look at all of our realities and make a decision, go it alone, which we could. These are very strong assets. There are opportunities within the portfolio. But how long would it take to harvest the value and put up ourselves back in a position where we could get the additional equity, the additional debt to grow the Company.

Well, we could do joint ventures, but you should pencil what that really means in terms of value to the AFR shareholders and how big that would have to be to move the pencil. We did a tremendous amount of work looking at our alternatives and concluded this was the best thing for us to do.

Marc Holliday - Gramercy Capital Corp - CEO & President

Chris, I would just like to add to that. Obviously American Financial and Lewis have their own view of the value and the rationale for why they are doing the deal. I can only give you how we evaluate and the rationale for our doing the deal. And I would just tell you that I think the published reports are not reflective of where things are today. And I think we — I like to think we are a pretty quick study on the real estate and capital markets side of the business. And I will tell you this was a very big complicated company for us to get our hands around. This took a long time. This took teams and teams of people. And while sure it is easy to just look at the net leases that are 100% leased and throw a cap rate on them, it becomes much trickier when you start looking at all these vacant SPC assets that get — that come at you in these contracts subject to appraisal in a moving market. It is much more complicated when you’re in certain markets that lack liquidity today and maybe structurally impaired in some cases even when the market gets better.

So, in some cases, it is market-driven. In other cases, you have 1300 small assets scattered all over the country, and we think that needs to be rationalized. I think David and his team, Glynn and Ed, also believe that that was necessary. But it is hard to execute it. And I would say that probably from our standpoint, we did not come near those numbers of what you mentioned, $11 or $14 a share. And when you really drill down to the granular issues of what is it we’re buying, as I mentioned, there is 80% of it’s core, it’s good, albeit subject to shedding rights and albeit subject to today’s cap rates. But then there is 20% of that which may require 80% of the work for the next two years in order to rationalize and create value. Because if you don’t execute on that 20%, then it is not a good buy. And if you do execute, we still do not think it is 11 to 14, but we clearly expect to make some profit here. I mean we’re not doing this transaction to lose money.

But I don’t think it is nearly the kind of excess debt that you are — that you were highlighting. And I would tell you this is going to be sweat. This is not a breakup play. This is going to be rolling up the slaves, dealing with the held for sale portfolio and the value-added portfolio, re-tenanting, repositioning, working with these tenant relationships in a market that is not very good right now and creating value. And for all those reasons, we felt this was the right way to go. We were not happy parting with the amount of stock that Lewis and his Board insisted on.

I can tell you our initial forays did not have that kind of stock component in it. And, frankly, that was one of the reasons that the deal took as long as it did is because there was a good healthy negotiation about hey, what is Gramercy’s right share price? I don’t hear anybody talking about Gramercy’s share price. I only here everyone talking about American Financial’s share price. I mean our share price is not exactly where we would like it to be. Although we have had great performance this year, and since IPO it is somewhat of a relative analysis when you’re doing a at least in part stock for stock merger.

So anyway, I do not want to belabor it, but that was at least how we evaluate it.

Chris Haley - Wachovia - Analyst

I know you are one of the lists coming on hold things to two questions. I will be very brief on my follow-up. First, is SL Green matching Morgan Stanley’s offer (inaudible) bid at $100 million or at least 25% of that?

Just to go back to your question from your observations about what value you guys saw, how much of that value difference do you think is a function of — what is the tax on these credits worth versus the real estate residual value risks?

Marc Holliday - Gramercy Capital Corp - CEO & President

Let me just answer, Chris, if I could your first question. The second one is a very in-depth question. I’m not even sure I am equipped with that answer. In terms of (inaudible) under assets, each one has different profiles of how much is current cash, how much is residual based. There is really — I think this is not a homogenous portfolio, and I think that may be — it’s a little bit not so apparent on the surface, but when you drill in, you realize kind of the uniqueness of the markets, the access, the cash flows and therefore the pricing metrics.

But as it relates to SL Green, your question was whether we would match Morgan Stanley. If you recall, we have a preemptive right to 25% that Green certainly would like to match and in other iterations of the deal we discussed with Lewis and the Board would have matched and put a significant amount of capital in. But two things happened.

One, we did an overnight about a month or so, maybe five or six weeks ago, and did acquire as part of that offering at $26.25 our 25% of that offering, which is probably $31 million or so. And second, I would tell you we had crowded out as a essentially because after giving 15.8 million shares to Lewis and 3.8 million shares to Morgan Stanley, we honestly felt it with be too dilutive to the Company to put in an additional amount of equity on top of that.

So we love the opportunity. We would have bought in at the SL Green level had there been not so much demand from Lewis and Morgan Stanley. But at the end of the day to get the transaction done, this is what it took. It took a slug of stock to American Financial. And when we looked at Morgan Stanley, we did not just look at them as a pure financial investor. We looked at them as a strategic investor where there will be two-way flow of business coming from their funds who both Green and Gramercy have executed business with in the past to an excellent 10-year plus relationship we have with that firm on the business side. They also are existing shareholders on the other side of the house in Green and Gramercy when I last checked, and now they clearly have made a bigger statement in Gramercy as a result.

So we felt it was simply the right thing to do. We are still at the SL Green level the biggest holder of the stock. We are the number one shareholder, firmly committed. Just put money in a month ago or six weeks ago and staying ready to go do more because we love the platform, we love the combined platform better. But I think you also have to balance when is too much, when is enough too much. And I think in this case that was our conclusion, so that is where we are. But thank you, Chris.

Operator

Rich Shane, Jefferies & Co.

Rich Shane - Jefferies & Co. - Analyst

I definitely understand this from the AFR perspective, which is I think there’s an asset opportunity out there, that given their capital constraints they could (technical difficulty)—. I certainly understand it from the Gramercy perspective in that this is an attractively priced acquisition.

The question I have, though, is given, frankly, how much credit spreads are widening for you in your core business and the opportunities there, this seems like a really huge strategic shift, and why not just (inaudible) of the opportunities that exists within your own markets right now as opposed to really sort of stretch the mandate?

Marc Holliday - Gramercy Capital Corp - CEO & President

You know, it is a great question, and to this there is no right or wrong answer. It is purely a strategy and a philosophy that I have, my board has, our management team has, that a company that has a combination of real estate assets with growth and appreciation, and a very high octane lending business able to produce very high ROE and levered returns collectively to blend to what we think is a better all-around platform than only one or only the other, which I would have somewhat less interest in. And, as you know, we are in Gramercy very skilled on the credit net least side.

If you recall, earlier this year our most profitable transaction today by far, by far in Gramercy was the $92 million gain we experienced on One Madison Avenue, which was occupied — is occupied by Credit Suisse, which is a financial services tenant where we came in, saw value with our partner Green. Green wound up buying Gramercy and experiencing extraordinary gain, and we have other real estate already on Gramercy’s books where we expect to achieve the same kind of results.

So, on the one hand, you’re right. There’s a lot more current return and levered return in the lending business, but we are in this for the long-term. We are in it for total return. Risk-adjusted returns we think are in the best interest of our shareholders and SL Green, who is, as I mentioned, was the largest shareholder. We think the multiples for this Company as combined will be better than a finance company alone.

So it is not just about spread and earnings. The way we look at life, and again it is philosophy, it is about generating maximum total return to shareholders over a long period of time. We think this is the best way to do it. But you’re right, it is a diversion of some capacity from the lending business to this business, but we think it is a diversion that will pay off.

Rich Shane - Jefferies & Co. - Analyst

Well, you bring up a very interesting point. I make a point of never saying quarter on a call. But if I look back and as we were listening to this call, I was reading our headlines from our notes over the last year on you guys and very consistently you have outperformed, and our research certainly suggests that. Yet, at the same time, you have seen massive multiple compression and the dividend yield rise from mid single digits to double-digit yields.

How much of this is basic frustration driven by the fact that the market is not giving you credit for what I think you would call good fundamental performance?

Marc Holliday - Gramercy Capital Corp - CEO & President

Well, I mean look, we have that feeling, but that has nothing to do with this transaction. We think we have absolutely performed at the highest level this year. And to do that and not be rewarded in your stock price is frustrating, but that is — we’re not alone in that regard. Although I do think our performance has been among the best on the earnings side. But we get over that because we know in the end the multiples will come back, the shareholders will come back. We will differentiate we believe and be the have versus the have not.

But that is not really in any way what drove this transaction. This transaction, if you go back and listen on other calls and statements I have made, we love the notion of a combined platform, and we have always talked about using the retained earnings in the debt platform to plow into real estate to make long-term gains in the future. We have done it on a limited basis.

Now we’re doing it on a very large basis. But it is something I have been pretty consistent on saying that I personally am very attracted to it, and I think it made sense. So yes, there is some frustration there given the market sentiments as relative to our performance. But that is life, and we will keep doing what we do on that end of things. But this transaction stands on its own.

Operator

Don Fandetti, Citigroup.

Don Fandetti - Citigroup - Analyst

I was wondering if you could comment a little bit more on how this transaction will expand your lending business and maybe provide a little bit of color on the pipeline and how big that pipeline is on the banking and real estate side?

Marc Holliday - Gramercy Capital Corp - CEO & President

I’m sorry, how this will help grow our lending business and —?

Don Fandetti - Citigroup - Analyst

And also, can you comment on the size of the pipeline? I think you had mentioned that you are seeing a pretty big pipeline develop where the banks are going to sell real estate.

Marc Holliday - Gramercy Capital Corp - CEO & President

Yes, I can answer the first better than the second, and I am going to let actually — let me just go with it first.

On the lending side, the real benefit is just what I was referring to earlier on the cross-selling. Being in both businesses will put us in front of more lending and financial institutions not only going to be a consumer of capital or a lender of capital or a syndicator of capital, but now we have a whole other reason to be in front of these folks, which is to buy buildings, to lease space or to discuss their current operations.

So, in that regard, that is a way we want to exploit this niche and become more integrated and important throughout the process. I can tell you that I would prefer not to do it specifically because that is not as relevant. But we do have a lot of crossover right now with firms who we do business with.

Also, we have a leg up when it comes time to leasing. There’s a situation we’re working on right now in one particular building where through our banking relationship we think we have a better than average shot at making a lease.

So I would only say to you, the lending pipeline unto itself is going to get phenomenally good in ‘08, and a lot of that is not going to be direct origination. It is going to be discounted deal or paper. As we have said to you on the prior call, we think that will be there. It is just going to be enhanced by being in front of more of these institutions more frequently.

On the latter question, which dealt with (multiple speakers) the pipeline of activity. Let me let Lewis and David, because they are on the front lines of that. We have looked at it, but they can really tell you.

Lewis Ranieri - American Financial - Chairman

Yes, there is a pretty significant number of very substantial transactions that are sort of working their way through. As you can imagine, the last two months and the spread backup has sort of given everybody a little bit of acid indigestion. Everybody is going to have to sort of digest the new spreads, but I think in the end they have to. It still lists the discourse of funds, and that will go forward. And then there’s the normal day to day bread and butter business, which is the immediate and small bank business of flow as well.

So I don’t know how to speculate because it is a question of when do these guys bite the bullet and believe that the current environment is not temporary and the current spreads are not temporary. But I’m very comfortable that all of you who want to spend capital will not have a problem, including Marc and SL Green.

Don Fandetti - Citigroup - Analyst

So Marc, I guess hearing that, is it possible that your mix might go to majority real estate and minority financing?

Marc Holliday - Gramercy Capital Corp - CEO & President

No, I mean I would not read into that. Look, over the long-term, it will go to whatever is the most profitable right now. So I think the mix coming out of the blocks, which is just roughly 50-50, is the perfect spot to be. We will operate at that level for not months but probably years and then we will see. We may decide, you know what? The lending business is marginally better, and we may shift it back to 60/40 or 75/25 or go the other direction.

But on that, I would tell you as much as the vision was to get to the point where we are at, I would also tell you that there is no vision beyond saying a 50-50 mix intuitively makes a lot of sense to us.

Operator

[David Boardman], Wachovia.

David Boardman - Wachovia - Analyst

Just the first one regarding the external manager agreement, I wanted to make sure that going forward this acquisition, would we continue along the same parameters where no employees would be on the income statement, and would other aspects of the external manager agreements be positively changed following this transaction?

Bob Foley - Gramercy Capital Corp - CFO

I would say at the moment the external manager agreement is intact and exactly as it has been and has been. Regarding any changes in the future, I certainly don’t want to speculate, but there is none that I’m aware of or know about on (inaudible).

David Boardman - Wachovia - Analyst

Also, just on the core portfolio, do you have an estimate for what the cap rate might be on that portfolio and also the percentage that is operated under a triple net lease?

Bob Foley - Gramercy Capital Corp - CFO

I am sorry, cap rate on which portfolio?

David Boardman - Wachovia - Analyst

The core.

Bob Foley - Gramercy Capital Corp - CFO

Well, cap rate going in or — it is really — the way we look at it, is the cap rate as executed. Meaning we allocate some value to the held for sale, we allocate some value to the value-add properties, and we are left with an allocation on core. And on 2008 I think we’re looking at somewhere between 7.75 and 8.25% unlevered NOI yield.

David Boardman - Wachovia - Analyst

Is that the going in number, or is that the one that —?

Bob Foley - Gramercy Capital Corp - CFO

It is a little — the going in is probably a little less — remember, we’re not anticipating closing for five months. So we’re kind of forecasting out what we think it will be like towards the second half of ‘08 annualized. There’s not major changes we see between now and then, but there are some positive effects of some expense reductions that we anticipate getting and some modest lease-up between now and then and also as conditions precedent on the execution on the held for sale assets.

David Boardman - Wachovia - Analyst

What is the percentage of that portfolio that is net lease?

Bob Foley - Gramercy Capital Corp - CFO

The percentage of the core portfolio?

David Boardman - Wachovia - Analyst

Yes.

Marc Holliday - Gramercy Capital Corp - CEO & President

Well, net leased as opposed to multitenanted?

David Boardman - Wachovia - Analyst

Yes, like single tenant triple net leased basis?

Bob Foley - Gramercy Capital Corp - CFO

We’re going to have to come back to you on that number. Overall it is 97% leased. Very low turnover through 2016. But the breakdown between multi — a lot of these buildings may have 40 or 50% long-term triple net tenancy, and then there may be one or two other tenants in the building. So I don’t know how you look at that. That is technically not a triple net lease I guess, although there may be two or three tenants all triple net.

So you know, we don’t have a breakdown as to single tenants versus multitenant I guess. But we can try and certainly pull that together and give you a call back.

Operator

Lou Taylor, Deutsche Bank.

Lou Taylor - Deutsche Bank - Analyst

This is for the AFR team. Can you talk just a little bit about the marketing process of the transaction? Was it something that came together quickly, or has the marketing process been underway for some time?

Lewis Ranieri - American Financial - Chairman

Well, we, as you know, as you will see in the project, we conducted an extensive strategic review post-repositioning and engaged in a comprehensive auction process prior to sort of picking a horse to ride and negotiating with that. So it has gone on awhile.

We did — we took advantage of what happened last year. I think we knew the market, but we did a very extensive though frankly amazingly for once quiet process. I did not read about it every 10 minutes in the rags. So the bankers on both sides finally did their job.

But it was very comprehensive. We’ve boiled it down to a handful, and then boiled it down to two, and then picked a horse, and then proceeded. Marc mentioned that it took quite a bit of time to hammer out this transaction. Am I answering your question?

David Boardman - Wachovia - Analyst

Yes.

Lewis Ranieri - American Financial - Chairman

Okay. And in the meantime, you can imagine we were going the — because the end was looking at that versus the alternative of going it alone, appointing a new CEO, executing the second phase of our strategy plan, etc., etc. So that was the process.

Lou Taylor - Deutsche Bank - Analyst

Okay. And there is a second question just for Greg Hughes. I know this is a little technical maybe a little early. But in terms of that so-called Dana lease that is in the AFR portfolio, is that going to — do you anticipate that causing a negative FAS 141 adjustment in your GAAP earnings?

Greg Hughes - Gramercy Capital Corp - Chief Credit Officer

The answer is it will have to be — the 141 will have to be rerun at the time that we close, which would be somewhat of a negative result. We think that there is mark-to-market embedded in the other assets that we will be holding that will at least offset that if not exceed it.

Marc Holliday - Gramercy Capital Corp - CEO & President

Operator, we are going to end the call at 11:30, so we have got 15 more minutes. We will take a few more calls, but I don’t know exactly what is in the queue. But at 11:30 unfortunately that is all the time that was allotted by everyone assembled here, so that is when we will be breaking up.

Operator

Douglas Harter, Credit Suisse.

Douglas Harter - Credit Suisse - Analyst

I was wondering if you could talk about the salability of the properties that you have in the held for sale and how confident you are you will be able to execute on those?

Marc Holliday - Gramercy Capital Corp - CEO & President

Sure. The question is on the held for sale portfolio, how confident we are in our ability to sell that?

Douglas Harter - Credit Suisse - Analyst

Yes.

Marc Holliday - Gramercy Capital Corp - CEO & President

Let me see that. Of the held for sale assets, they consist primarily of assets that David and his team have identified as held for sale previously, and many of these are under contract. I think there’s contracts pending on somewhere around 60 million in terms of actual contract spendings with deals pending that would bring it up almost to a third of what is currently in our bucket. So that would give us five months essentially to take care of the other two-thirds, which we are reasonably confident as long as we’re working together and focusing on that element of the deal that we can do it. We may have to move a little bit more towards smaller group or bulk sales than asset by asset like they have been transacting to date in order to finish it. But I think our goal would be to try and reach a balance of bulk sales with achieving maximum price. But in our eyes, it is all about execution and just getting it done or mostly done by closing.

I’ve mentioned we have some differing strategies we’re going to employee on those sales. Whether it be pre or post — I guess it would have to be postclosing if there is anything left. That is something that we believe will facilitate the sales in a way that is somewhat unique to Gramercy given its hybrid position.

Douglas Harter - Credit Suisse - Analyst

And sort of just switching topics, if you could give us a sense as to the cost of the debt on that, say, the bridge loan to pay for this?

Bob Foley - Gramercy Capital Corp - CFO

It is LIBOR plus 385.

Operator

(OPERATOR INSTRUCTIONS). Ken Avalos, Raymond James.

Ken Avalos - Raymond James - Analyst

My question is for the AFR team. I appreciate all the commentary on your perceptions of the value of the Company, etc. and the marketing process. But I guess my question is, in the merger agreement, will shareholders of AFR be protected in the sense that there is no draconian restrictions or breakup fees that would preclude another party that might have a different perception of value from making a bid?

Bob Foley - Gramercy Capital Corp - CFO

Yes, it is normally customer. There’s nothing I think anybody was going to find egregious. You will see that I think very shortly.

Operator

[Tao Ukosonia], UBS.

Tao Ukosonia - UBS - Analyst

Good morning. This question is for the GKK team. I’m just wondering why that it made more sense to do this deal as a GKK transaction rather than an SL Green transaction? Can you give any commentary on that?

Marc Holliday - Gramercy Capital Corp - CEO & President

Well, this does not at all have the fit really with SL Green’s to embed within its platform. SL Green is almost completely Manhattan-centric, as you know. Our primary diversion from that Manhattan-centric real estate is through the Gramercy structured finance platform. We believe other than for the value-added assets, which do require rolling up your sleeves as I said and improving the assets, the net lease business is much more finance-like and structured than the traditional SL Green business. So we think it fit squarely within Gramercy’s sweet spot for what it should be doing. It does not really fit within Green’s sweet spot, other than as I mentioned on the value-added portfolio, which does fit within SL Green’s sweet spot. But, as I mentioned, that is only 10% of the overall portfolio.

Clearly 80% of this is largely core long-term triple net or predominantly leased real estate that should be — that is a way to add value is as much through the financial markets as it is to a real estate platform. So much more so towards the financial markets, therefore much more strategic and compatible with the Gramercy platform.

Operator

[Dean Oskigee], Credit Suisse.

Dean Oskigee - Credit Suisse - Analyst

Sorry, withdrawn.

Marc Holliday - Gramercy Capital Corp - CEO & President

Is that it, operator?

Operator

Yes, you have no further questions. I would like to turn the call over to Mr. Marc Holliday for closing remarks.

Marc Holliday - Gramercy Capital Corp - CEO & President

Okay. Thank you. I will keep it very brief since it was quite a long call. We appreciate the questions. They were all questions that we had thought through ourselves in one way or another in coming to decide that at least for these two companies we felt this was the best path for us to take. I just really would like to end on a note of thanking everyone on both management teams and all the employees from both companies who spent an extraordinary amount of time going through voluminous materials, models, diligence, under some pretty chance circumstances and managed somehow to keep it quiet as these deals should be.

I want to just communicate my thanks to everybody who pitched in in order to be able to get us to where we finished on Friday, and we look forward to getting out and meeting our Gramercy shareholders, our American Financial shareholders. I’m sure there will be opportunities to speak further between now and the closing, and I just want to thank everyone for spending an hour and a half with us this morning.

That is it, operator.

Operator

Thank you for your participation on today’s conference. This concludes the presentation. You may now disconnect. Good day.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Gramercy Capital Corp. (“Gramercy”), American Financial Realty Trust (“American Financial”), SL Green Realty Corp. and their affiliates or industry results or the benefits of the proposed transaction to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements.  Such risks, uncertainties and other factors relate to, among others, approval of the transaction by the stockholders of Gramercy and American Financial, the satisfaction of closing conditions to the transaction, difficulties encountered in integrating the companies and the effects of general and local economic conditions, interest rates, capital market conditions, bankruptcies and defaults of borrowers or tenants in properties securing the companies’ investments, and other factors, which are beyond the companies’ control. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information and Where to Find It

This press release does not constitute an offer of any securities for sale.  Gramercy intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Gramercy and American Financial and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Gramercy and American Financial.  Investors and security holders of Gramercy and American Financial are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Gramercy, American Financial and the proposed transaction.  The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Gramercy or American Financial with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Gramercy by contacting Gramercy’s Investor Relations at www.gramercycapitalcorp.com or via telephone at 212-297-1000. Investors and security holders may obtain free copies of the documents filed with the SEC by American Financial at www.afrt.com or via telephone at 215-887-2280. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION.

Gramercy and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gramercy and American Financial in favor of the proposed transaction. Information about the directors and executive officers of Gramercy and their respective interests in the proposed transaction is set forth in Gramercy’s proxy statements for its 2007 annual meeting and will be available in the joint proxy statement/prospectus.

American Financial and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of American Financial and Gramercy in favor of the proposed transaction. Information about the directors and executive officers of American Financial and their respective interests in the proposed transaction is set forth in American Financial’s proxy statements for its 2007 annual meeting and will be available in the joint proxy statement/prospectus.